WISDOMTREE RULES-BASED METHODOLOGY

EMERGING MARKET DIVIDEND INDEXES

Last Updated October 2015

I. METHODOLOGY GUIDE FOR EMERGING MARKET DIVIDEND INDEXES

1.	Index Overview and Description

WisdomTree Investments (WTI) created a family of international indexes that track the performance of dividend-paying companies in emerging markets presently consisting of the: WisdomTree Emerging Markets Dividend Index (“EMDI”), the WisdomTree Emerging Markets High Dividend Index (“EMDI HDI”), the WisdomTree Emerging Markets SmallCap Dividend Index (“EMSC”), and the WisdomTree Emerging Markets Quality Dividend Growth Index (“EMQDG”).

The emerging market indexes described above are referred to as the ‘Emerging Market Dividend Indexes.”

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The WisdomTree Emerging Markets Dividend Index measures the stock performance of companies that pay regular cash dividends on shares of common stock with market capitalizations of at least $200 million at the Emerging Market Screening Date and average daily dollar volumes of at least $200,000 for each of the six months prior to the Emerging Markets Screening Date and that are incorporated in the following 17 emerging market nations: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey (“Emerging Market Countries”). Securities must be incorporated in one of these Emerging Market Countries and have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. In the case of China, only companies that are incorporated or domiciled in China and that trade on the Hong Kong Stock Exchange are eligible for inclusion. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Passive foreign investment companies (PFICs) are excluded, as are limited partnerships, limited liability companies, royalty trusts, preferred stock, rights, and other derivative securities.

•	The WisdomTree Emerging Markets High Dividend Index is a fundamentally weighted index that measures the performance of high dividend yield stocks within the emerging markets.

•	The WisdomTree Emerging Markets SmallCap Dividend Index is a fundamentally weighted index that measures the performance of primarily small cap stocks selected from the WisdomTree Emerging Markets Dividend Index. Companies are weighted in the Index based on annual cash dividends paid.

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The WisdomTree Emerging Markets Quality Dividend Growth Index is a fundamentally weighted index that measures the performance of dividend paying stocks with growth characteristics selected from the WisdomTree Emerging Markets Dividend Index. Companies are weighted in the Index based on annual cash dividends paid.

In October of each year, the Emerging Market Dividend Indexes are reconstituted, with each components’ weight adjusted to reflect its dividend-weighting in its respective Index.

All of the Emerging Market Dividend Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Emerging Market Dividend Indexes will be calculated using primary market prices. The Emerging Market Dividend Indexes will be calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the above mentioned Emerging Market Dividend Indexes, component companies must be under coverage by the market management team of the third party independent index calculation agent and must meet the minimal liquidity requirements established by WisdomTree Investments. To be included in any of the Emerging Market indexes, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Emerging Market Screening Date” (after the close of trading on the last trading day in September).

In the case of EMDI, EMDI HDI, EMQDG, and EMSC component companies must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, or Turkey. Securities must be incorporated in one of these Emerging Market Countries and have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. In the case of China, only companies that are incorporated or domiciled in China and that trade on the Hong Kong Stock Exchange are eligible for inclusion. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs).

Securities need to have a market capitalization of at least $200 million on the “Emerging Market Screening Date” (after the close of trading on the last trading day in September) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Emerging Market Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia and Argentina but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

The WisdomTree Emerging Markets High Dividend Index is derived from the WisdomTree Emerging Markets Dividend Index. Companies are ranked by dividend yield as of the index measurement date. Companies ranking in the top 30% by highest dividend yield are selected for new additions to the index. To be deleted from the index, companies must rank outside of the top 35% by dividend yield.

The WisdomTree Emerging Markets SmallCap Dividend Index is derived from the WisdomTree Emerging Markets Dividend Index. New additions to the index are those companies that rank in the bottom 10% of total market capitalization of the WisdomTree Emerging Markets Dividend Index as of the Emerging Market Screening Date. To be deleted from the index, companies must rank outside of the bottom 13% of total market capitalization of the WisdomTree Emerging Markets Dividend Index as of the Emerging Market Screening Date.

The WisdomTree Emerging Markets Quality Dividend Growth Index is derived from the WisdomTree Emerging Markets Dividend Index. Companies with an earnings yield greater than the dividend yield are eligible for inclusion. Eligible companies are ranked using a weighted combination of three factors: 50% weighted to the rank of long-term estimated earnings growth, 25% weighted to the rank of the historical three-year average Return on Equity (ROE), and 25% weighted to the rank of the historical three-year average Return on Assets (ROA). Companies that lack long-term earnings growth estimates will be eligible for the Index but their composite rank for ultimate selection in the index will be the average ranks of their Return on Equity and Return on Assets. Top 300 companies with the best combined rank will be selected for inclusion.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors), as determined by the third party independent calculation agent, and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the third party independent calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

For purposes of both selection and weighting the following definitions would apply:

Gross Cash Dividends are based on dividends paid over latest annual cycle as determined by the ex-date of the dividends. The currency rate used to translate the dividends to U.S. dollars is the exchange rate on the screening date. Shares outstanding for the total dividend calculation are based on the shares outstanding at the time of each dividend payment.

Liquidity and market cap screens are based on the shares outstanding of the security in question for each company.

2.2.	Base Date and Base Value

A base value for the WisdomTree Emerging Market Dividend Index was set at 300 on the close of trading on May 31, 2007. A base value for the WisdomTree Emerging Markets High Dividend Index was set at 200 at the close of trading on May 31, 2007. A base value for the WisdomTree Emerging Markets SmallCap Dividend Index was set at 100 at the close of trading on May 31, 2007. A base value for the WisdomTree Emerging Markets Quality Dividend Growth Index was set at 200 at the close of trading on June 28, 2013.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Emerging Markets Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Emerging Market Dividend Indexes are calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4.	Weighting

The Emerging Market Dividend Indexes are modified capitalization-weighted indices that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Index at the annual reconstitution is based on cash dividends paid. It is derived by multiplying the U.S. dollar value of the security’s annual dividend per share by the number of common shares outstanding for that security, “The Cash Dividend Factor.” In the case of India, the “Cash Dividend Factor” includes multiplying the same two factors above by a third factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the Cash Dividend Factor in India. The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the International Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The dividend stream will be adjusted for constituents with dividend yields greater than 12% at the screening date.

The dividend stream of these capped securities will be their market cap multiplied by 12%.

The Emerging Market Weighting Date is when component weights are set, it occurs immediately after the close of trading on the second Friday of October. New component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “Emerging Market Reconstitution Date”).

All Indexes will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied to the WisdomTree Emerging Markets Dividend Index and the WisdomTree Emerging Markets SmallCap Dividend Index in this order:

1)	Should any country achieve a weight equal to or greater than 25% of the index, the weight of companies will be proportionally reduced to 25% as of the annual Emerging Market Screening Date.

2)	Should any sector achieve a weight equal to or greater than 25% of the index, the weight of companies will be proportionally reduced to 25% as of the annual Emerging Market Screening Date.

For the Emerging Markets High Dividend Index the following capping rules are applied in this order:

1)	The maximum weight in the top held security will be capped at 5% prior to the implementation of the sector and country caps.

2)	Should any country achieve a weight equal to or greater than 25% of the index, the weight of companies will be proportionally reduced to 25% as of the annual Emerging Market Screening Date.

3)	Should any sector achieve a weight equal to or greater than 25% of the Index, weight of companies will be proportionally reduced to 25% as of the annual Emerging Market Screening Date.

For the Emerging Markets Quality Dividend Growth Index the following capping rules are applied in this order:

1)	The maximum weight in the top held security will be capped at 5% prior to the implementation of the sector and country caps.

2)	Should any country achieve a weight equal to or greater than 20% of the index, the weight of companies will be proportionally reduced to 20% as of the annual Emerging Market Screening Date.

3)	Should any sector achieve a weight equal to or greater than 20% of the Index, the weight of companies will be proportionally reduced to 20% as of the annual Emerging Market Screening Date.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the GICS sector classifications.

The following liquidity adjustment factors will be applied to all the Indexes after top holding, country and sector caps have been applied:

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A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

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In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

2.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in any broad-based Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. In the event such a component company qualified for inclusion in the “High Dividend” cut from these broad-based Indexes, the share class of that company with the greater liquidity, based on the average daily trading volume as described in section 2.1, would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spin-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Emerging Market Dividend Indexes. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex- date of such corporate actions. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Emerging Market Dividend Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made to any of the Emerging Market Dividend Indexes between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile, it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Emerging Market Indexes until the next annual reconstitution, provided it meets all other inclusion requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Emerging Market Indexes.

4.	Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the International Screening Date and the International Reconstitution Date are not included in the Emerging Market Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for Emerging Market Indexes

5.1

Selection parameters for the WisdomTreeSM Emerging Markets Dividend Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.2

Selection parameters for the WisdomTreeSM Emerging Markets High Dividend Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Date are included in the Index. A company will only be deleted from the index if its dividend yield ranking falls outside of the top 35% of companies. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.3

Selection parameters for the WisdomTree Emerging Markets SmallCap Dividend Index are defined in section 2.1. A company will only be deleted from the index if it falls outside the bottom 13% of the total market capitalization of the WisdomTree Emerging Markets

Dividend Index. Companies that pass this selection criterion as of the Emerging Market Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

5.4	Selection parameters for the WisdomTree Emerging Markets Quality Dividend Growth Index are defined in section 2.1. Companies that pass this selection criterion as of the Emerging Market Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.